Exhibit 8.1

Subsidiaries of Australian Oilseeds Holdings Limited

Name	Jurisdiction of Incorporation
RENTBUDDYUK LIMITED	England and Wales
Magic Mission International Limited	British Virgin Islands
Vellexa Group Inc.	Wyoming, United States